Exhibit (a)(2)
AT THE COMPANY
Neil H. Koenig
Interim Chief Financial Officer
(212) 949-1373

FOR IMMEDIATE RELEASE

           FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS AND
                FUR INVESTORS, LLC ANNOUNCE AMENDMENT TO TERMS OF
                               ADVISORY AGREEMENT

FOR IMMEDIATE RELEASE - New York, New York, December 10, 2003 - First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) and FUR Investors, LLC have announced a modification to the advisory agreement to be entered into between First Union and FUR Advisors, LLC, an affiliate of FUR Investors, at the closing of the transactions contemplated by the previously announced November 26, 2003 stock purchase agreement between the parties. Pursuant to the stock purchase agreement, FUR Investors agreed (i) to purchase up to 5,185,724 newly issued shares from First Union at a price of $2.60 per share and (2) to commence a tender offer to purchase up to 5,000,000 common shares at $2.30 per share. The tender offer commenced on December 1st and is scheduled to expire on December 29, 2003.

The purpose of the modification is to reflect the potential impact of two recent court decisions involving First Union. One of the decisions was a favorable decision by the California Court of Appeals relating to Peach Tree Center, a property formerly owned by First Union, while the other decision was an unfavorable decision by the Supreme Court of Arkansas that impacts First Union's Park Plaza Mall in Little Rock, Arkansas.

The proposed advisory agreement provided for the payment of an incentive fee to the advisor after distributions to FUR shareholders exceeded a specified "hurdle" amount. As a result of the modification, the hurdle amount has been increased by the amount that is ultimately received by First Union as a result of the California litigation, less expenses and subrogation payments, and further reduced by $2,000,000, representing the amount attributed for these purposes to the Arkansas decision. In no event, however, will the hurdle amount be reduced as a result of this modification.

                             -----------------------

Certain statements contained in this press release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Further information about these matters and the risks generally with respect to First Union can be found in First Union's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in New York, New York.

22062.0001 #449199